SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2014. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1 2	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

a. Press release regarding the audited consolidated
financial results of Philippine Long Distance Telephone
Company (the “Company”) as at and for the year ended
December 31, 2015;
b. Annual Meeting of Stockholders of the Company (date
of meeting, record date, last day for receiving
nominations for election of directors/independent
directors, last day for receiving proxies, date of
validation of proxies); and
c. Cash dividend declaration on the Company’s Common
Stock and Voting Preferred Stock.

Exhibit 1

February 29, 2016

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s audited consolidated financial results as at and for the year ended December 31, 2015.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

February 29, 2016

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s audited consolidated financial results as at and for the year ended December 31, 2015.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	H	I	L	I	P	P	I	N	E		L	O	N	G		D	I	S	T	A	N	C	E
T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,829 As of January 31, 2016	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

June Cheryl C. Revila	jacabal@pldt.com.ph	8168534

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	February 29, 2016

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

pressrelease

[graphic]

CONSOLIDATED REVENUES FOR FY2015 STABLE AT P171.1 BILLION
CONSOLIDATED SERVICE REVENUES OF P162.9 BILLION
1% LOWER THAN FY2014

FY2015 CORE NET INCOME AT P35.2 BILLION, DOWN 6%,
EXCEEDS GUIDANCE OF P35.0 BILLION
FY2015 REPORTED NET INCOME AT P22.1 BILLION

CONSOLIDATED EBITDA AT P70.2 BILLION
EBITDA MARGIN AT 43%

CAPEX SPEND FOR 2015 AT P43.2 BILLION
AGGREGATE CAPEX SPEND FROM 2006-2015 AT P302 BILLION
CAPEX FOR 2016 ESTIMATED AT P43.0 BILLION

FINAL REGULAR DIVIDEND OF P57 PER SHARE DECLARED
TOTAL REGULAR DIVIDENDS OF P122 PER SHARE FOR 2015,
REPRESENTING 75% OF 2015 CORE EARNINGS

Consolidated revenues were stable at P171.1 billion
Excluding ILD/NLD revenues of P19.7 billion, consolidated service revenues grew by 2% year-on-year, from P140.3 billion to P143.2 billion; otherwise, consolidated service revenues declined by 1% to P162.9 billion
Consolidated EBITDA down by 9% to P70.2 billion; consolidated EBITDA margin at 43% of service revenues
Consolidated Core Net Income of P35.2 billion for FY2015, 6% or P2.2 billion lower than P37.4 billion in FY2014, exceeds guidance of P35.0 billion
Reported Net Income for FY2015 of P22.1 billion, 35% lower than P34.1 billion in FY2014
Consolidated free cash flow at P27.8 billion for FY2015
Final regular dividend of P57 per share declared; total dividends of P122 per share for 2015 or 75% payout

MANILA, Philippines, 29th February 2016 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its audited financial and operating results for 2015 with Consolidated Core Net Income, before exceptional items, amounting to P35.2 billion, 6% or P2.2 billion lower than the P37.4 billion recorded last year. The decrease was due mainly to lower EBITDA reflecting the impact of expenses relating to the manpower reduction program, higher financing costs, offset by lower provisions for income tax.

Reported Net Income, after reflecting exceptional transactions for the period, declined 35% to P22.1 billion, from P34.1 billion in 2014, as a result of the dip in core net income, higher foreign exchange and derivative losses and a rise in impairment charges relating to both fixed assets and investments.

Excluding revenues from the international and national long distance (ILD/NLD) segments of P19.7 billion, consolidated service revenues grew by 2% year-on-year, from P140.3 billion to P143.2 billion at the end of 2015.

EBITDA margin for the period was at 43%. Consolidated EBITDA for 2015 was 9% lower at P70.2 billion compared with the same period last year due to lower service revenues from the wireless business, higher cash operating expenses, which include the costs arising from the manpower reduction program, and higher provisions.

EBITDA and profitability continue to be impacted by the ongoing structural change in revenue mix and heightened competition. Reported Net Income was significantly affected by the depreciation of the peso relative to the U.S. dollar, compounded by the impairment charges on Sun Cellular assets rendered obsolete by the ongoing network upgrade and our investment in Rocket Internet, affected by its lower share price at the end of 2015 and the depreciation of the Euro relative to the peso.

Consolidated free cash flow for year stood at P27.8 billion. Consolidated capital expenditures for the period amounted to P43.2 billion, P8.4 billion higher than the capital expenditures in 2014. These investments resulted in:

Significantly upgraded 2G (9% more sites), 3G (53% more sites) and 4G (16% more sites) coverage through new rollouts, the integration of the Sun network, and optimization
Expanded FTTH network by 160,000 lines
Improved Internet browsing experience through capacity expansion, caching and direct interconnections
Enhanced customer experience as verified by independent studies
Innovative converged fixed and mobile products and services such as the shared data plans

The Group’s consolidated net debt increased toUS$2.4 billion as at 31st December 2015, with net debt to EBITDA higher at 1.6x. Gross debt amounted to US$3.4 billion. The Group’s debt maturities continue to be well spread out, with over 60% due after 2018. The percentage of            U. S. dollar-denominated debt to the Group’s total debt portfolio is at 42%. Taking into account our peso borrowings, our hedges and our US dollar cash holdings, only 17% of total debt remains unhedged, down from 34% in 2014. The Group’s cash and short-term securities are invested primarily in bank placements and Government securities. PLDT continues to be rated “investment grade” by the three major international ratings agencies, namely Fitch Ratings, Moody’s and Standard and Poor’s.

Earlier today, the Company’s Board of Directors declared a final regular dividend of P57 per share. Together with the interim regular dividend of P65 per share declared in August 2015, the total dividend of P122 represents 75% of 2015 core earnings. Payment date will be on 1st April 2016. “For 2015, we will pay out 75% of our earnings as regular dividends but will not pay a special dividend. Our elevated capex levels and investment plans deem it necessary that we conserve cash and maintain debt at prudent levels whilst we are transitioning,” said Manuel V Pangilinan, PLDT Chairman and CEO.

As the leader in digital services, our offerings are premised on providing our consumers entertainment at home or on the go, urban comfort/convenience, and peace-of-mind.

Data and broadband revenues continued their strong revenue growth, growing 16% to P48.5 billion in 2015. Data and broadband revenues now account for about 30% of consolidated service revenues with the goal of accelerating these revenues such that they make up more than 40% of consolidated service revenues in the next three years. Mobile Internet usage grew 106% to close to about 100,000 terabytes while related revenues grew 26% to P10.4 billion. Smartphone penetration is now about 40% of our cellular subscriber base and we expect the success of our Smart888 phone to raise this even further. Other efforts to enable and accelerate data adoption to drive usage include the bundling of popular apps and video platforms with various load and plan denominations. The introduction of shared data plans, whereby fixed data plan subscribers can share up to 6GB of data to registered beneficiaries, is also expected to increase usage.

The Group’s combined broadband subscriber base reached about 5.2 million at the end of 2015, over 3.9 million of whom use wireless broadband. Another 1.3 million users subscribe to PLDT’s fixed broadband service, a 14% increase from YE2014.

Meanwhile, PLDT continues to strengthen its leadership with more digital services via a “Connected Home.” This value proposition is facilitated via devices such the Telpad, TVolution stick, and the FamCam while usage is driven by various video platforms (iflix, Fox and Cignal over Fibr and Disney Kids Channel) and the aforementioned data-sharing plans. Fixed Broadband revenues grew by 15%, or P2.1 billion, to P16.1 billion, following the 14% jump in subscriber base. The fixed line subscriber base rose to 2.3 million at the end of 2015, 55% of whom have fixed broadband subscriptions.

Postpaid revenues now account for 24% of total cellular revenues, having improved by 9% to P23.7 billion for 2015.The Group’s combined postpaid cellular subscriber base grew by over 192,000 from the end of 2014, rising to 3.0 million at the end of the period, while the combined prepaid base stood at 62.0 million.

The PLDT Group’s total wireless subscriber base at the end of the period stood at 68.9 million, consisting of over 3.9 million wireless broadband subscribers, and about 65.0 million cellular subscribers broken down as follows: Smart had 24.1 million subscribers under its mainstream Smart brands; value brand TNT ended with 28.1 million subscribers; and there were 12.8 million Sun Cellular subscribers.

“The goal for our Consumer group is to be the preferred digital services provider – to achieve this, we need to establish data leadership by improving not only data usage but monetization as well. Note that higher data usage by mobile subscribers drove the 26% in mobile Internet revenues. Data traffic grew 4x more than revenues, providing us with much scope for monetization. We will also ramp up our converged offers, leveraging on the combined strengths of our businesses,” stated Ariel P Fermin, Head of Consumer Group, Wireless and Home.

The PLDT Group is also uniquely positioned to serve the Enterprise sectors with six data centers that offer co-location, server hosting/outsourcing, disaster recovery, connectivity and data scrubbing. These centers are telco-grade, carrier-neutral and vendor-agnostic with an aggregate rack capacity that is the largest in the country. We are also actively enabling the digital capability of our customers by expanding our mobile and data-driven solutions portfolio, introducing innovative e-commerce platforms and fostering ICT leadership and expertise.

PLDT Enterprise’s corporate data/other network services and data centers generated revenues of P11.1 billion, growing 14% from 2014. Corporate data and other network services were higher by 12% at P9.2 billion while data center revenues jumped by 26% to P1.9 billion.

“While our Enterprise business remains in front, we need to assert this leadership by moving further up the value chain. We will therefore be offering more business solutions and enhancing our access/connectivity offerings anchored on our robust network,” said Eric R Alberto, Head of Enterprise Group.

Conclusion

“Data remains the key growth engine for the PLDT Group. Our Consumer and Enterprise Groups therefore need to focus their efforts on providing an excellent customer experience in this area. To achieve this, we need network dominance and reliability, ease of use and a superior portfolio of content, applications and solutions.

The entire organization, both structure and people, are being oriented to turn on this digital pivot. We expect it to be a long and difficult process with many critical adjustments to be made along the way. We certainly don’t expect results overnight; in fact, we estimate it will take three years before we make a complete turn. PLDT’s profitability will therefore have to be “reset” to a lower baseline in 2016 — P28.0 billion in Core Earnings, arising from the following factors:

Single-digit revenue growth due to the transition to data;
Continued decline in EBITDA margin due to structural change in revenue mix where higher-margin legacy businesses such ILD/NLD and SMS are replaced;
PLDT’s efforts to maintain a fair share of the market will hurt in the short-term;
Competition will remain intense; our working assumptions anticipate the entry of a third player; and,
Capex levels will remain elevated resulting in higher depreciation and financing costs with no special dividends.

All that said, I can say that we are off to a good start – with encouraging signs from sequential revenue trends and test results of network quality that are showing sustained improvements. We have a number of promising initiatives in digital platforms and mobile financial services as well as significant strategic partnerships in the making. Yet much needs to be done and much can be achieved with hard work, perseverance, and focus. The digital world is vast, dynamic, and complex but we’ve done it before and we can do it again,” concluded Pangilinan.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at December 31, 2015 and 2014
(in million pesos)

	2015	2014
ASSETS

Noncurrent Assets
Property and equipment	195,782	191,984
Investments in associates, joint ventures and deposits	48,703	42,046
Available-for-sale financial investments	15,711	28,086
Investment in debt securities and other long-term investments – net of current portion	952	960
Investment properties	1,825	1,816
Goodwill and intangible assets	72,117	72,842
Deferred income tax assets – net	21,941	17,131
Derivative financial assets – net of current portion	145	94
Prepayments – net of current portion	3,475	2,924
Advances and other noncurrent assets – net of current portion	3,003	3,218

Total Noncurrent Assets	363,654	361,101

Current Assets
Cash and cash equivalents	46,455	26,659
Short-term investments	1,429	643
Trade and other receivables	24,898	29,151
Inventories and supplies	4,614	3,706
Current portion of derivative financial assets	26	2
Current portion of investment in debt securities and other long-term investments	51	295
Current portion of prepayments	5,798	6,406
Current portion of advances and other noncurrent assets	8,170	8,332

Total Current Assets	91,441	75,194

TOTAL ASSETS	455,095	436,295

EQUITY AND LIABILITIES

Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Capital in excess of par value	130,517	130,521
Retained earnings	6,195	17,030
Other comprehensive loss	(18,202)	(8,285)
Total Equity Attributable to Equity Holders of PLDT	113,608	134,364
Noncontrolling interests	290	304

TOTAL EQUITY	113,898	134,668

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION(continued)
As at December 31, 2015 and 2014
(in million pesos)

	2015	2014
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	143,982	115,400
Deferred income tax liabilities – net	3,704	4,427
Derivative financial liabilities – net of current portion	736	1,460
Customers’ deposits	2,430	2,438
Pension and other employee benefits	10,197	13,131
Deferred credits and other noncurrent liabilities	21,482	21,924

Total Noncurrent Liabilities	182,531	158,780

Current Liabilities
Accounts payable	52,679	40,923
Accrued expenses and other current liabilities	84,286	82,678
Current portion of interest-bearing financial liabilities	16,911	14,729
Provision for claims and assessments	897	897
Dividends payable	1,461	1,070
Current portion of derivative financial liabilities	306	254
Income tax payable	2,126	2,296

Total Current Liabilities	158,666	142,847
TOTAL LIABILITIES	341,197	301,627

TOTAL EQUITY AND LIABILITIES	455,095	436,295

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
For the Years Ended December 31, 2015, 2014 and 2013
(in million pesos, except earnings per common share amounts which are in pesos)

	2015	2014	2013
REVENUES
Service revenues	162,930	164,943	163,932
Non-service revenues	8,173	5,892	4,279

	171,103	170,835	168,211

EXPENSES
Depreciation and amortization	31,519	31,379	30,304
Compensation and employee benefits	21,606	18,749	21,369
Cost of sales	16,614	13,512	11,806
Repairs and maintenance	15,035	14,988	13,107
Asset impairment	14,856	6,046	5,543
Interconnection costs	10,317	10,420	10,610
Selling and promotions	9,747	10,619	9,776
Professional and other contracted services	8,234	7,748	7,173
Rent	6,376	6,692	6,041
Taxes and licenses	4,592	4,563	3,925
Insurance and security services	1,797	1,884	1,815
Communication, training and travel	1,349	1,552	1,417
Amortization of intangible assets	1,076	1,149	1,020
Other expenses	1,316	1,156	1,609

	144,434	130,457	125,515

	26,669	40,378	42,696

OTHER INCOME (EXPENSES)
Equity share in net earnings of associates and joint ventures	3,241	3,841	2,742
Interest income	799	752	932
Gains (losses) on derivative financial instruments – net	420	(101)	511
Foreign exchange losses – net	(3,036)	(382)	(2,893)
Financing costs – net	(6,259)	(5,320)	(6,589)
Other income – net	4,804	4,980	4,233

	(31)	3,770	(1,064)

INCOME BEFORE INCOME TAX FROM CONTINUING OPERATIONS	26,638	44,148	41,632
PROVISION FOR INCOME TAX	4,563	10,058	8,248

NET INCOME FROM CONTINUING OPERATIONS	22,075	34,090	33,384
NET INCOME FROM DISCONTINUED OPERATIONS	–	–	2,069

NET INCOME	22,075	34,090	35,453

ATTRIBUTABLE TO:
Equity holders of PLDT	22,065	34,091	35,420
Noncontrolling interests	10	(1)	33

	22,075	34,090	35,453

Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	101.85	157.51	163.67
Diluted	101.85	157.51	163.67

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Tel No: 816-8213 Fax No: 844-9099	Melissa V. Vergel de Dios Tel No: 816-8024 Fax No: 810-7138	Ramon R. Isberto Tel No: 511-3101 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

Exhibit 2

February 29, 2016

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 2

February 29, 2016

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 2

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	H	I	L	I	P	P	I	N	E		L	O	N	G		D	I	S	T	A	N	C	E
T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,829 As of January 31, 2016	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	February 29, 2016

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 2

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on February 29, 2016:

1.	The Board approved or confirmed the following items in connection with the Annual Meeting of Stockholders for 2016:

(a)	The Annual Meeting of Stockholders of the Company will be held on June 14, 2016 at 3:00 o’clock p.m. in Makati City, Philippines (the “Annual Meeting”). Per the By-Laws of the Company, the annual meeting of stockholders shall be held on the second Tuesday in June.

(b)	The record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting is April 15, 2016. The stock and transfer books of the Company will not be closed.

(c)	The last day for filing proxies in connection with the Annual Meeting is on June 7, 2016.

(d)	The validation of proxies in connection with the Annual Meeting will be done on June 9, 2016.

(e)	In accordance with the Company’s By-Laws, the nominations for election of directors/independent directors at the Annual Meeting shall be submitted to the Board of Directors through the President or Corporate Secretary at the Company’s principal place of business at least sixty (60) working days before the meeting or by March 17, 2016.

The notice, agenda and other materials required to be distributed to the stockholders in connection with the Annual Meeting will be submitted to the Securities and Exchange Commission and the Philippine Stock Exchange in accordance with the applicable rules.

2.	The Board declared the following cash dividends out of the audited unrestricted retained earnings of the Company as at December 31, 2015, which are sufficient to cover the total amount of dividends declared:

a.	Final regular dividend of 57.00 per outstanding share of the Company’s Common Stock, payable on April 1, 2016 to the holders of record on March 14, 2016.

b.	2,437,500.00 on all of the outstanding shares of Voting Preferred Stock of the Company for the quarter ending April 15, 2016, payable on April 15, 2016, to the holder of record on March 30, 2016.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

February 29, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: February 29, 2016